Public

21002915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 25 2021
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Kelby Street, 14th Floor
(No. and Street)

(City)	(State)	07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRB Securities, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of CRB Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CRB Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2021

We have served as the Company's auditor since 2018.

CRB Securities, LLC

Statement of Financial Condition
As of December 31, 2020

ASSETS	
Cash	$ 391,054
Prepaid expenses	4,333
TOTAL ASSETS	$ 395,387
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
TOTAL LIABILITIES	-
EQUITY:	
Member's Equity	$ 395,387
TOTAL MEMBER'S EQUITY	395,387
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 395,387

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

CRB Securities, LLC (the "Company") is incorporated in the State of New Jersey and is an introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is approved by FINRA to provide investment banking and private placement services. The Company received approval of the regulatory authorities on December 4, 2017 (date of registration) and has not conducted any securities transactions at any time during the reporting period. On August 5, 2020, the Company received a Certificate of Approval and license from the State of New Jersey Department of Banking and Insurance and the broker dealer activities including private placement of securities and selling interest in mortgage, receivables, or other asset-based securities as per the approval. The Company is solely owned by Cross River Bank (the "Member").

The Company does not hold funds or securities for, or owe money or securities to, customers.

Management evaluated the COVID-19 pandemic and determined that it had no impact on the Company's operations for the year ended December 31, 2020. It is currently doing the same for its impact on the banking industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Member's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. None of the Company's cash is restricted in any way.

Income Taxes

The Company adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The Company is a Single Member LLC treated as a Disregarded Entity. The Company is not subject and does not pay Federal, state or local taxes.

Lease Accounting

In connection with ASC Topic 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards had on the Company's financial statement using a modified retrospective transition approach. During 2020, the Company had an expense sharing arrangement with its Member, whereby the Member allocated a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

Recent Accounting Pronouncements

In June 2016 the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, Financial Instruments, Credit Losses (Topic 326). The ASU has been amended by ASUs 2018-19, 2019-04, 2019-05, 2019-10, 2019-11 and 2020-02. The ASU clarifies certain aspects of the new current expected credit losses ("CECL") impairment model. The ASU requires management to assess impairment based on expected losses rather than incurred losses and to estimate credit losses to represent lifetime losses. The ASU may be applied on a modified retrospective basis except for certain debt securities and purchase credit impaired assets for which a prospective transition approach is required. The Company will adopt ASU on January 1, 2022 by means of a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which ASU 326 is adopted. The Company does not expect the adoption of the ASU to result in a material impact to the Company's financial statement.

2. Summary of Significant Accounting Policies (Continued)
In March 2020 the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). The ASUs provide optional guidance for a limited period of time to ease the potential burden in accounting or recognizing the effects of reference rate reform on financial reporting. The ASUs in this update provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform. The Company adopted the guidance outlined in the ASU with regard to the changes in contract modifications on a prospective basis. The Company has assessed other portions of the updates and it did not result in a material impact to the Company's financial statement.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

3. Contingent Liabilities
As of December 31, 2020, the Company did not have any contingent liabilities that were probable and or reasonably estimable, which would have a material adverse impact on the Company's financial statement. Hence, no loss amount has been recorded in accordance with *ASC 450-10, Contingencies*.

4. Related Party Transactions
During the fiscal year, the Company recorded an allocation of rent, wages and overhead costs from its Member. Total costs allocated to the Company during 2020 were $19,752. The Member also paid certain direct invoices on behalf of the Company, which were settled in full during the fiscal year. On November 2, 2020 the Company received a $250,000 capital contribution from the Member. As of December 31, 2020 the intercompany balance owed to the Member was $0. The allocation methodology has not changed from the prior year.

5. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $391,054, which was $386,054 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to SEC Footnote 74 of the SEC Release No. 34-70073.

6. Concentration Risk
The Company maintains its cash accounts in a commercial bank. The Company does not consider itself to be at risk with respect to its cash balances

7. Subsequent Events
The Company has evaluated all subsequent events for recognition and disclosure through February 22, 2021, the date this financial statement was available to be issued. Based upon this evaluation, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.